UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribucion y Servicio D&S S.A. Announces Fourth Quarter 2005 Results

          SANTIAGO, Chile, Feb. 28 /PRNewswire-FirstCall/ -- Distribucion y Servicio D&S S.A. (NYSE: DYS) (Latibex: XDYS) announced results for the fourth quarter 2005.

          Highlights IV Quarter 2005

--	Net revenues up 4.8% to Ch$440,886 million (US$860.3 million).
--	Gross income up 20.6%, gross margin rose 380 bp. from 24.8% in 2004 to 28.6% in 2005.
--	Operating income up 140.6% to Ch$28,423 million (US$55.5 million) profit, operating margin rose by 360 bp. to 6.4% of revenues.
--	71.0% increase in EBITDA. EBITDA margin increased 370 bp. to 9.5% of revenues.
--	110.4% increase in net profit to Ch$13,225 million (US$25.8 million) representing 3.0% of revenues.
--

New store openings:  Three LIDER Express stores (Temuco, Puerto Varas and Punta Arenas) and one LIDER Vecino store (Ovalle) were opened; and LIDER Velazquez (closed in June 2004) was reopened totaling 17,410 additional square meters of sales area in the quarter.

--	Capex (investment in buildings, land and infrastructure) for the period amounted to US$98.2 million.
--	Financial debt as of December 31, 2005, totaled US$653.6 million, 63.8% short term and 58.7% in public offering instruments (bonds and commercial papers).

Figures in this report are expressed in US$Millions, drawn from figures in Chilean pesos restated by the CPI at December 31, 2005, and converted into dollars using the observed exchange rate for the same date (1US$=Ch$512.50).

          Results for the Fourth Quarter 2005

           For the fourth quarter 2005, net revenues increased 4.8% compared to the same period in 2004 to Ch$440,886 million (US$860.3 million). This increase resulted primarily from the 1.6% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period January-December 2005, and from the 179.4% increase in revenues from the PRESTO financial services division. Same store sales (SSS) showed a 3.5% decrease in fourth quarter 2005 compared to the same period in 2004, which was offset by the sales increase from the new stores. Gross income increased 20.6% to Ch$126,047 million (US$245.9 million), while gross income margin rose to 28.6% from 24.8% (380 bp. increase) in the same quarter of 2004. This increase is attributable to the evolution of the EDLP strategy into the exceptional value strategy and to a higher share of private label products in mass consumption products (14.0% growth in private label sales compared to the same period in 2004) together with the 179.4% increase in revenues from the PRESTO financial services division. Selling and administrative expenses for this period increased by 5.3% totaling Ch$97,624 million (US$190.5 million), representing 22.1% of revenues, compared to Ch$92,674 million (US$180.8 million) in the fourth quarter 2004. This is attributable to the new stores opened during the period January-December 2005 (a total of seven stores: two LIDER Vecinos, four LIDER Express and one LIDER store reopened -- a former Carrefour Velazquez closed in June 2004), and to higher operating expenses in existing stores as a result of the reduction in the number of working hours per week.

          Operating income increased by 140.6%, amounting to Ch$28,423 million (US$55.5 million) equivalent to 6.4% of revenues, compared to operating profit of Ch$11,812 million (US$23.0 million), representing 2.8% of revenues in the fourth quarter of 2004. EBITDA for fourth quarter 2005 increased by 71.0% compared to the same period in 2004, totaling Ch$41,817 million (US$81.6 million) equivalent to 9.5% of revenues. Non-operating income showed a 275.1% loss, increasing to a loss of Ch$16,775 million (US$32.7 million), compared to a loss of Ch$4,472 million (US$8.7 million) in the same period in 2004 due to an extraordinary, one-time charge related to the Presto credit card complying with the regulations of the Superintendency of Banks and Financial Institutions (SBIF). Net income increased by 110.4%, amounting to Ch$13,225 million (US$25.8 million), representing 3.0% of revenues compared to results for the same period in 2004 when the Company recorded a net profit of Ch$6,285 million (US$12.3 million) equivalent to 1.5% of revenues.

Fourth Quarter Consolidated Results

	2005

	Ch$ millions	US$ millions	%

Sales	369,815	721.6	83.9%
Other Income	71,071	138.7	16.1%
Net revenues	440,886	860.3	100.0%
Cost of sales	314,838	614.3	71.4%
Gross Income / Margin	126,047	245.9	28.6%
Recurring Operating Expenses	83,845	163.6	19.0%
Start-up Expenses	385	0.8	0.1%
Total Operating Expenses (SG&A)	84,230	164.4	19.1%
EBITDA	41,817	81.6	9.5%
Depreciation	13,394	26.1	3.0%
Total Operating Expenses	97,624	190.5	22.1%
Operating Income	28,423	55.5	6.4%
Financial Expenses	(5,439)	(10.6)	-1.2%
Other Non-operating Income (Expenses)	(10,912)	(21.3)	-2.5%
Monetary Correction	(424)	(0.8)	-0.1%
Non-Operating Income	(16,775)	(32.7)	-3.8%
Income before Tax	11,648	22.7	2.6%
Income Tax	1,511	2.9	0.3%
Minority Interest	(25)	(0.0)	0.0%
Income	13,133	25.6	3.0%
Amortization of Goodwill	92	0.2	0.0%
Net Income	13,225	25.8	3.0%

	2004

	Ch$ millions	US$ millions	%	Var. %

Sales	364,061	710.4	86.5%	1.6%
Other Income	56,792	110.8	13.5%	25.1%
Net revenues	420,853	821.2	100.0%	4.8%
Cost of sales	316,367	617.3	75.2%	-0.5%
Gross Income / Margin	104,486	203.9	24.8%	20.6%
Recurring Operating Expenses	78,775	153.7	18.7%	6.4%
Start-up Expenses	1,262	2.5	0.3%	-69.5%
Total Operating Expenses (SG&A)	80,038	156.2	19.0%	5.2%
EBITDA	24,448	47.7	5.8%	71.0%
Depreciation	12,637	24.7	3.0%	6.0%
Total Operating Expenses	92,674	180.8	22.0%	5.3%
Operating Income	11,812	23.0	2.8%	140.6%
Financial Expenses	(4,816)	(9.4)	-1.1%	12.9%
Other Non-operating Income (Expenses)	(140)	(0.3)	0.0%	7718.0%
Monetary Correction	483	0.9	0.1%	-187.9%
Non-Operating Income	(4,472)	(8.7)	-1.1%	275.1%
Income before Tax	7,339	14.3	1.7%	58.7%
Income Tax	(1,176)	(2.3)	-0.3%	-228.4%
Minority Interest	30	0.1	0.0%	-182.8%
Income	6,193	12.1	1.5%	112.0%
Amortization of Goodwill	92	0.2	0.0%	-0.1%
Net Income	6,285	12.3	1.5%	110.4%

          Currency of Dec. 2005, exchange rate US$=Ch$512.50 on Dec. 31, 2005.

For an extended version of this report,
please visit our website http://www.dys.cl .

SOURCE  Distribucion y Servicio D&S S.A.
          -0-                                                            02/28/2006
          /CONTACT:  Miguel Nunez, CFO, +011-56-2-484-7750, or mnunez@dys.cl, Loreto Bradford, IRO, +011-56-2-484-7757, or lbradford@dys.cl, both of Distribucion y Servicio D&S/
          /First Call Analyst: /
          /FCMN Contact: lbradford@dys.cl /
          /Web site:  http://www.dys.cl /
          (DYS)

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer
Dated: February 28, 2006